

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2024

Howard Lutnick
Executive Chairman
Newmark Group, Inc.
125 Park Avenue
New York, NY10017

> **Re: Newmark Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 10, 2024**
> **File No. 333-279341**

Dear Howard Lutnick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kibum Park at 202-551-6836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Howard A. Kenny, Esq.